                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from____________ to ______________

Commission file number: 333-16951

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Mid-State Bank
                                1026 Grand Avenue
                         Arroyo Grande, California 93420

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 MID-STATE BANK PROFIT SHARING AND
                                 SALARY DEFERRAL 401(k) PLAN

                                  By:       /s/James G. Stathos
                                     -------------------------------------
                                     James G. Stathos, Member of Retirement
                                     Committee of the MID-STATE BANK PROFIT
                                     SHARING AND SALARY DEFERRAL 401(k)
                                     PLAN



Dated: June 29, 1999

                                 MID-STATE BANK

                 PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN


                          INDEX TO FINANCIAL STATEMENTS




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits With Fund Information
    as of December 31, 1998 and 1997
  Statement of Changes in Net Assets Available for Benefits With Fund
    Information for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES
 I. Item 27(a)- Schedule of Assets Held for Investment Purposes as of December 31, 1998
II.      Item 27(b) - Schedule of Loans or Fixed Income Obligations as of
           December 31, 1998
III.     Item 27(d) - Schedule of Reportable Transactions for the Year Ended
           December 31, 1998

EXHIBIT
I.       Consent of Independent Public Accountants


NOTE: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the
  MID-STATE BANK PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits with fund information of the Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules I, II and III, listed in the accompanying Index to Financial Statements, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Los Angeles, California
May 14, 1999

                               MID-STATE BANK

              PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                     AS OF DECEMBER 31, 1998 AND 1997



                                                                             DECEMBER 31, 1998
                                        ------------------------------------------------------------------------------------------
                                                         Franklin                                                        Franklin
                                          Franklin         U.S.                                                           Balance
                                            Cash        Government                                       Franklin          Sheet
                                          Reserves      Securities       Franklin         Mutual         Equity         Investment
                                            Fund           Fund        Income Fund      Shares Fund    Income Fund         Fund
                                       ------------    ------------    ------------    ------------    ------------    ------------
ASSETS

Investments, at fair value              $ 6,397,902    $ 1,008,842      $ 6,073,717     $ 4,409,418    $ 5,045,783      $ 5,981,287

Interest and dividends receivable                 -          5,391           38,597               -         13,121                -
                                       ------------    ------------    ------------    ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   as of December 31, 1998              $ 6,397,902    $ 1,014,233      $ 6,112,314     $ 4,409,418    $ 5,058,904      $ 5,981,287
                                       ============    ============    ============    ============    ============    ============


                                                            DECEMBER 31, 1998
                                     ----------------------------------------------------------------
                                        Templeton       Mid-State       Participant
                                      Foreign Fund     Bancshares       Loan Account        Total
                                     -------------    -------------    -------------    -------------
ASSETS

Investments, at fair value            $ 2,082,531     $ 1,483,538       $ 2,268,321     $ 34,751,339

Interest and dividends receivable               -               -                 -           57,109
                                     -------------    -------------    -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS,
   as of December 31, 1998            $ 2,082,531     $ 1,483,538       $ 2,268,321     $ 34,808,448
                                     =============    =============    ============     =============



                                                                           DECEMBER 31, 1997
                                          ---------------------------------------------------------------------------------
                                                           Franklin                                              Franklin
                                             Franklin        U.S.                                                Balance
                                               Cash       Government                                Franklin       Sheet
                                             Reserves     Securities    Franklin       Mutual        Equity      Investment
                                               Fund         Fund      Income Fund   Shares Fund    Income Fund      Fund
                                          ------------  ------------  ------------  ------------  ------------  ------------
ASSETS

Investments, at fair value                 $ 4,687,482    $ 484,487   $ 4,448,317    $ 1,680,308   $ 4,667,496   $ 6,093,325

                                          ------------  ------------  ------------  ------------  ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
as of December 31, 1997                    $ 4,687,482    $ 484,487   $ 4,448,317    $ 1,680,308   $ 4,667,496   $ 6,093,325
                                          ============  ============  ============  ============  ============  ============


                                                   DECEMBER 31,1997
                                     ---------------------------------------------
                                        Templeton     Participant
                                      Foreign Fund    Loan Account       Total
                                     -------------   -------------   -------------
ASSETS

Investments, at fair value           $2,799,042      $1,532,285        $26,392,742
                                     -------------   -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
as of December 31, 1997              $2,799,042      $1,532,285        $26,392,742
                                     =============   =============    =============

                                  MID-STATE BANK

                PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                       FOR THE YEAR ENDED DECEMBER 31, 1998


                                                            Franklin                                                 Franklin
                                           Franklin          U. S.                                                    Balance
                                              Cash         Government                                   Franklin       Sheet
                                            Reserves       Securities     Franklin        Mutual          Equity     Investment
                                              Fund            Fund       Income Fund    Shares Fund     Income Fund    Fund
                                          --------------  ------------   -------------  --------------   ---------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                     $ 4,687,482      $ 484,487   $ 4,448,317    $ 1,680,308   $ 4,667,496   $ 6,093,325

ADDITIONS -- Investment income:
       Net depreciation in fair value of
          investments                              -            (139)     (338,592)      (357,680)     (107,250)     (329,934)
       Interest and dividends                  264,435        41,437       431,589        316,618       417,618       295,235
                                          --------------  ------------   -------------  --------------   ---------  ------------

              Total investment income          264,435        41,298        92,997         41,062)      310,368       (34,699)
                                          --------------  ------------   -------------  --------------   ---------   -----------

    Contributions:
       Employer                                289,853        47,373        194,864        121,585      243,703       289,501
       Participant                             142,245        31,947        172,004        122,414      219,276       253,686
                                          --------------  ------------   -------------  --------------   ---------   -----------

              Total contributions              432,098        79,320        366,868        243,999      462,979       543,187
                                          --------------  ------------   -------------  --------------   ---------   -----------

              Total additions (deductions)     696,533       120,618        459,865        202,937      773,347       508,488
                                          --------------  ------------   -------------  --------------   ---------   -----------

DEDUCTIONS --
    Benefits paid to participants              879,660       108,095        668,744        315,478      338,748       211,433
                                          --------------  ------------   -------------  --------------   ---------   -----------

              Total deductions                 879,660       108,095        668,744        315,478      338,748       211,433
                                          --------------  ------------   -------------  --------------   ---------   -----------

LOAN REPAYMENTS                                102,675        25,703        123,799         90,491      167,569       172,664

NET INTERFUND TRANSFERS                        732,496       491,520       (565,334)      (267,881)    (210,760)     (581,757)

TRANSFERS IN FROM BSM PLAN                   1,058,376           -        2,314,411      3,019,041          -             -
                                          --------------  ------------   -------------  --------------   ---------   -----------

NET INCREASE (DECREASE)                      1,710,420       529,746      1,663,997      2,729,110      391,408      (112,038)
                                          --------------  ------------   -------------  --------------   ---------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                           $ 6,397,902   $ 1,014,233    $ 6,112,314    $ 4,409,418     $ 5,058,904   $ 5,981,287
                                          ==============  ============   =============  ==============   =========   ============




                                                  Templeton              Mid-State           Participant
                                                Foreign Fund            Bancshares          Loan Account               Total
                                          --------------------  --------------------  --------------------  ---------------------
NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                           $2,799,042            $        -            $1,532,285            $26,392,742

ADDITIONS -- Investment income:
       Net depreciation in fair value of
          investments                              (331,161)             (158,533)                    -             (1,623,289)
       Interest and dividends                       210,300                    34               147,661              2,124,927
                                          --------------------  --------------------  --------------------  ---------------------
              Total investment income              (120,861)             (158,499)              147,661                501,638

    Contributions:
       Employer                                     118,206                44,914                     -              1,349,999
       Participant                                  111,889                26,602                     -              1,080,063
                                          --------------------  --------------------  --------------------  ---------------------

                                          --------------------  --------------------  --------------------  ---------------------
              Total contributions                   230,095                71,516                     -              2,430,062
                                          --------------------  --------------------  --------------------  ---------------------
              Total additions (deductions)          109,234               (86,983)              147,661              2,931,700
                                          --------------------  --------------------  --------------------  ---------------------

DEDUCTIONS --
    Benefits paid to participants                   130,520                56,710                61,556              2,770,944
                                          --------------------  --------------------  --------------------  ---------------------

              Total deductions                      130,520                56,710                61,556              2,770,944
                                          --------------------  --------------------  --------------------  ---------------------

LOAN REPAYMENTS                                      87,271                24,885              (795,057)                     -

NET INTERFUND TRANSFERS                            (782,496)              437,943               746,269                      -
TRANSFERS IN FROM BSM PLAN                              -               1,164,403               698,719              8,254,950
                                          --------------------  --------------------  --------------------  ---------------------

NET INCREASE (DECREASE)                            (716,511)            1,483,538               736,036              8,415,706
                                          --------------------  --------------------  --------------------  ---------------------
NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                 $ 2,082,531           $ 1,483,538           $ 2,268,321           $ 34,808,448
                                          ====================  ====================  ====================  =====================


                                 MID-STATE BANK

                 PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998




1.       DESCRIPTION OF THE PLAN

The following description of the Mid-State Bank Profit Sharing and Salary Deferral 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         a.       GENERAL

         The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank (the Bank) who have completed six months of service, except as may otherwise be provided for in an applicable collective bargaining agreement. Employees become eligible on the January 1, April 1, July 1 or October 1 following completion of six months of service. The Bank is both the sponsor and administrator of the Plan. The Trustee is Franklin Templeton Institutional Services (Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective July 10, 1998, the Bank entered into an Agreement to Merge and Plan of Reorganization (the Agreement) with BSM Bancorp and its wholly owned subsidiary, Bank of Santa Maria. In connection with this transaction, the assets of the Bank of Santa Maria Profit Sharing and Salary Deferral 401(k) Plan (BSM Plan)were transferred into the Plan. The aggregate balance of accounts transferred was $8,254,950 and is reflected on the statement of changes in net assets as "Transfers in from BSM Plan". All former BSM Bancorp employees transferred to the Plan were credited for previous years of service in the BSM Plan.

         b.       CONTRIBUTIONS

         Effective July 1, 1998, the Plan was amended to increase the maximum participant contribution from 10 percent to 15 percent of compensation through payroll deductions, subject to certain income related restrictions. The Bank will make a matching contribution to all participants who are actively employed on the last day of the Plan year. In 1998 and 1997, this contribution was equal to 6 percent of eligible compensation. For the years ended December 31, 1998 and 1997, the matching contribution was $339,649 and $316,051, respectively.

         For each non-highly compensated participant, the Bank may also contribute a profit sharing allocation to the Plan. This contribution is determined annually by the Bank's Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,010,350 in 1998 and $755,440 in 1997. The Bank's
         profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each plan year, may not exceed 15 percent of the compensation of all Plan participants. Contributions are subject to certain limitations.

         c.       PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and an allocation of (a) the Bank's contributions, (b) amounts previously forfeited for reinstated employees, (c) investment income and (d) investment appreciation or depreciation. The Bank's contribution is allocated annually to each participant's account in the proportion that each participant's annual compensation bears to the total compensation for all participants for the plan year.

         d.       VESTING

         Participants are fully vested in their contributions and income thereon. Participants vest in Bank contributions and the related income earned as follows:

               YEARS OF SERVICE                 PERCENTAGE VESTED
                          Less than 3                                            0%
                                    3                                           20%
                                    4                                           40%
                                    5                                           60%
                                    6                                           80%
                                    7 or more                                  100%

         Notwithstanding the above, if a participant (1) attains the age of 65,
         (2) dies or (3) terminates employment by reason of disability while employed, the Bank's contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

         e.       PAYMENT OF BENEFITS

         Participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of the participant's vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution. Payments are valued as of the last valuation date on or before termination and are recorded when paid. Benefits are recorded when paid.

         f.       PARTICIPANT LOANS

         The Plan permits participants to borrow against their vested account balances. Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans. The interest rate on participant loans is the prime rate at inception of the loan plus one percent. Loans outstanding as of December 31, 1998 had an interest rate of 6 percent to 9 percent and mature between 1999 and 2008.

         g.       FORFEITURES

         Forfeitures attributable to the Bank's matching contributions are used to reduce the Bank's contribution for the plan year in which the forfeitures occur.

         Forfeitures attributable to the Bank's discretionary contributions are added to the Bank's discretionary contribution for the plan year in which such forfeitures occur and allocated among the participants' accounts in the same manner as the Bank's discretionary contributions.

         During 1998, employer contributions were reduced by $6,121. Unallocated forfeitures at December 31, 1998 and 1997 totaled $16,902 and $21,250, respectively.

         h.       ADMINISTRATIVE EXPENSES

         Administrative expenses are paid directly by the Bank.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       BASIS OF PRESENTATION

         The financial statements of the Plan are prepared under the accrual method of accounting.

         b.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         c.       INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value and are based on quoted market prices. The participants' contributions and the Bank's related contributions are directed by the participants in any of the following fund options:

                  Franklin Cash Reserves Fund --This fund invests in money market instruments.

                  Franklin U.S. Government Securities Fund --This fund invests primarily in government securities.

                  Franklin Income Fund --This fund invests primarily in high yielding common and preferred stocks and high yielding corporate bonds.

                  Mutual Shares Fund --This fund invests primarily in domestic equity securities, including common and preferred stocks and convertible securities.

                  Franklin Equity Income Fund --This fund invests primarily in high yielding common and preferred stocks.

                  Franklin Balance Sheet Investment Fund --This fund invests primarily in undervalued common stocks and close-ended mutual funds.

                  Templeton Foreign Fund --This fund invests in stocks and bonds of foreign issuers.

                  Mid-State Bancshares --This fund was established in 1998 to allow participants to invest in the Bank's Common Stock. Pursuant to the Agreement, as discussed in Note 1, BSM Bancorp became the bank holding company for Mid-State Bank and changed its name to Mid-State Bancshares. At the time of the asset transfer from the BSM Plan, all BSM stock had been converted to Mid-State Bancshares. There was no significant change in the value of shares at the time of conversion.

         Investment income and appreciation or depreciation is allocated daily to each participant's account in proportion to the ratio of the account balance to all account balances. Dividends are recorded on the ex-dividend date.

         Net appreciation (depreciation) in the fair value of investments is based on the market value of the assets at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses.

3.       TAX-EXEMPT STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.       PARTY-IN-INTEREST TRANSACTIONS

The Trustee and the Bank are parties-in-interest as defined by ERISA. The Trustee invests Plan assets in its collective investment funds and the Bank's Common Stock. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations and are exempt under Section 408(b)(8) of the IRC.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of the Bank's contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

                            MID-STATE BANK

             PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

                       EIN 95-2135438 PLAN NO. 001

    ITEM 27(a)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF DECEMBER 31, 1998

       Identity of Issue, Borrower, or                  Description of Investment                         Cost          Fair Value
                   Similar Party
    ------------------------------------    -------------------------------------------------------   --------------    -----------
                                            CASH EQUIVALENTS

  * Franklin Templeton Trust Company        Franklin Cash Reserves Fund, 6.14 percent (average rate)   $ 6,397,902      $ 6,397,902
                                                                                                      --------------    -----------

                                            COMMON TRUST (POOLED FUNDS)

  * Franklin Templeton Trust Company        Franklin U.S. Government Securities Fund, 145,997 shares     1,005,070        1,008,842
  * Franklin Templeton Trust Company        Franklin Income Fund, 2,573,608 shares                       5,990,939        6,073,717
  * Franklin Templeton Trust Company        Mutual Shares Fund, 226,240 shares                           4,697,450        4,409,418
  * Franklin Templeton Trust Company        Franklin Equity Income Fund, 260,495 shares                  4,440,703        5,045,783
  * Franklin Templeton Trust Company        Franklin Balance Sheet Investment Fund, 189,281 shares       5,454,188        5,981,287
  * Franklin Templeton Trust Company        Templeton Foreign Fund, 248,216 shares                       2,346,544        2,082,531

                                            COMMON STOCK

  * Mid-State Bancshares                    Mid-State Bancshares, 164,838 shares                         1,624,756        1,483,538

                                                                                                      --------------    -----------
                                                                                                        25,559,650       26,085,116
                                                                                                      --------------    -----------
                                            PARTICIPANT LOANS ALLOCATED TO:

                                            Interest rates ranging from 6.0 percent to 9.0 percent
                                            with maturities
  * Loans to Participants                   from 1999 to 2008                                                    -        2,268,321
                                                                                                      --------------    -----------

                                                      Total assets held for investment purposes        $31,957,552      $34,751,339
                                                                                                      ==============    ===========

  * Represents a party-in-interest

                                           MID-STATE BANK

                          PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

                                  EIN 95-2135438 PLAN NO. 001

                    ITEM 27(b)- SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                     AS OF DECEMBER 31, 1998

                                                   Amount Received
                                                  During Reporting Year
                                         -----------------------------------
        Identity and Address    Original         Principal       Interest           Unpaid
             of Obligor        Amount of                                          Balance at
                                  Loan                                           End of Year
       ---------------------------------------------------------------------------------------

     * Sue Deweese            $ 7,400.00         $ 1,004.69     $ 160.59 69        $ 3,365.05


     * Tami Hartshorn           6,970.00           1,568.94          165.38          3,176.20


     * Tina Lessi               2,800.00             341.53          114.79          1,904.10


     * Ted Pilecki             20,000.00           1,971.33          676.51         14,069.95


     * Richard Ragain          15,000.00             930.81          452.13         13,664.91



     * Lisa Stoner              3,875.51                  -               -          2,452.01


     * Susanne Thomas           8,000.00                  -               -          1,578.31


     * Loree Willemse           2,000.00             353.42           54.78          1,034.11





                                                                              Amount Overdue
                                                                    ------------------------------
   Detailed Descriptions of Loan Including Dates of Making and
Maturity, Interest, Rate, the Type and Value of Collateral,
      Any Renegotiation of the Loan and the Terms of the
             Renegotiation and Other Material Items                         Principal     Interest
--------------------------------------------------------------------------------------------------

Issued 10/13/95, Maturity 10/15/2000, Interest 6.9989%,                       $ 496.68    $ 61.69
Participant terminated and will receive distribution in 1999.

Issued 5/6/97, Maturity 5/15/2000, Interest 7.0843%,                            803.06      59.86
Participant terminated and loan fully paid in 1999.

Issued 9/24/96, Maturity 11/1/2001, Interest 8.25%,                             155.41      44.23
Participant terminated and will receive distribution in 1999.

Issued 9/26/96, Maturity 11/1/2001, Interest 8.25%,                           1,577.39     459.40
Participant terminated and loan fully paid in 1999.

Issued 9/26/97, Maturity 10/31/2002, Interest 8.50%,                          1,618.70     686.23
 Participant deceased and loan paid off by beneficiary
in January 1999.

Issued on 01/07/97, Maturity 11/01/97, Interest 6%,                           2,469.05      40.31
Participant terminated and loan fully paid in 1999.

Issued 07/07/93, Maturity 08/01/98, Interest 6%,                              1,578.31      43.76
Participant terminated and will receive distribution in 1999.

Issued 11/29/96, Maturity 1/1/2000,  Interest 8.25%,                            282.80      31.20
Participant terminated and loan fully paid in 1999.

* Represents a party-in-interest

                               MID-STATE BANK

            PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

                         EIN 95-2135438 PLAN NO. 001

            ITEM 27(d)-SCHEDULE OF REPORTABLE TRANSACTIONS

                  FOR THE YEAR ENDED DECEMBER 31, 1998


    Identity of Party Involved               Description of Asset                Purchase Price   Selling Price      Cost of Asset
----------------------------------    ----------------------------------------  ---------------  ----------------  ----------------
Franklin Templeton Trust Company     Franklin Cash Reserves Fund                 $3,725,337         $        -           $        -

Franklin Templeton Trust Company     Franklin Cash Reserves Fund                        -            2,014,917            2,014,917

Franklin Templeton Trust Company     Franklin Income Fund                         3,515,579                -                    -

Franklin Templeton Trust Company     Franklin Income Fund                               -            1,551,588            1,523,705

Franklin Templeton Trust Company     Mutual Shares Fund                           4,147,523                -                    -

Franklin Templeton Trust Company     Mutual Shares Fund                                 -            1,060,733            1,108,554

Franklin Templeton Trust Company     Franklin Equity Income Fund                  1,880,984                -                    -

Franklin Templeton Trust Company     Franklin Equity Income Fund                        -            1,395,446            1,221,004

Franklin Templeton Trust Company     Franklin Balance Sheet Investment Fund       1,675,104                -                    -

Franklin Templeton Trust Company     Franklin Balance Sheet Investment Fund             -            1,457,208            1,284,349

Mid-State Bancshares                 Mid-State Bancshares                               -              112,757              130,072




     Fair Value
     of Asset on
     Transaction               Net Gain or
        Date                      (Loss)
 ---------------------  --------------------
        $3,725,337               $     -

         2,014,917                     -

         3,515,579                     -

         1,523,705                27,883

         4,147,523                     -

         1,108,554               (47,821)

         1,880,984                     -

         1,221,004               174,442

         1,675,104                     -

         1,284,349               172,859

           130,072               (17,315)

                                  EXHIBIT INDEX


Exhibit
   No.                           Exhibit
----------------------------------------------------------
   23            Consent of Independent Public Accountants